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                                                                    EXHIBIT (21)



                           SUBSIDIARIES OF THE COMPANY


The Company has three wholly owned subsidiaries: (i) Gorman-Rupp of Canada Limited, organized under the laws of the Province of Ontario; (ii) The Gorman-Rupp International Company, organized under the laws of the State of Ohio, and (iii) Patterson Pump Company, organized under the laws of the State of Ohio. The Company has one indirect, majority-owned subsidiary: Patterson Pump Ireland Limited, a majority-owned subsidiary of Patterson Pump Company, organized under the laws of the Republic of Ireland. The consolidated financial statements of the Company, filed as a part of this Form 10-K, include the account of each such subsidiary.






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